Amendment No. 2 to Transfer, Dividend Disbursing and

Shareholders’ Servicing Agent Agreement

This Amendment No. 2 (the “Amendment”) to the Transfer, Dividend Disbursing and Shareholders’ Servicing Agent Agreement dated as of October 1, 2006 (the “Agreement”) is hereby entered into as of May 1, 2009 by and between Columbia Acorn Trust (the “Trust”), a Massachusetts business trust, Columbia Management Services, Inc. (“CMS”), a Massachusetts corporation, and Columbia Management Advisors, LLC (“CMA”), a Delaware limited liability company. Capitalized terms not defined herein shall have the meaning ascribed to them in the Agreement.

WHEREAS, under the Agreement, the Trust has appointed CMS to act as transfer agent, dividend disbursing agent and shareholders’ servicing agent for the Funds and as agent for the Funds’ shareholders in connection with the shareholder plans described in the Prospectus; and

WHEREAS, under the Agreement, CMS is responsible for the opening and maintenance of shareholder accounts and the establishment and maintenance of the Trust’s anti-money laundering program and/or procedures (including its customer identification program); and

WHEREAS, the Funds are required to establish an Identity Theft Prevention Program (the “Program”) to comply with the Federal Fair and Accurate Credit Transactions Act to detect, prevent and mitigate identity theft in connection with the opening and maintenance of shareholder accounts; and

WHEREAS, the Trust has concluded it is desirable to have CMS establish policies and procedures for the Funds to implement the Funds’ Identity Theft Protection Program, and in particular, to identify certain “Red Flags”, as defined herein, and to take appropriate steps to prevent or mitigate identity theft.

NOW THEREFORE, in consideration of the mutual promises and covenants set forth herein, the parties hereto agree as follows:

1. A new paragraph 25 is added to the Agreement, as set forth below, with all other paragraphs and references in the Agreement renumbered accordingly.

25.

Identity Theft Prevention Program. CMS shall implement policies and procedures and shall cause Boston Financial Data Services, Inc. (“BFDS”) or any successor to BFDS or any entity performing substantially similar services to implement policies and procedures to detect, prevent and mitigate identity theft in accordance with the Identity Theft Protection Program adopted by the Funds, as the same may be amended from time to time. Such policies and procedure shall include, inter alia, policies designed to detect, identify and respond to a pattern, practice, or specific activity that indicates the possible existence of identity theft (“Red Flags”).

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the date first above written.

COLUMBIA ACORN TRUST

By:	/s/ Bruce H. Lauer
Name:	Bruce H. Lauer
Title:	Vice President, Secretary and Treasurer

COLUMBIA MANAGEMENT SERVICES, INC.

By:	/s/ Stephen T. Welsh
Name:	Stephen T. Welsh
Title:	President

COLUMBIA MANAGEMENT ADVISORS, LLC

By:	/s/ J. Kevin Connaughton
Name:	J. Kevin Connaughton
Title:	Managing Director